Exhibit 99.3

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited are set out below:

Executive Directors	Non-executive Directors
Wan Tao (Chairman)	Xie Zhenglin
Guan Zemin (Vice Chairman, President)	Qin Zhaohui
Du Jun (Vice President, Chief Financial Officer)
Huang Xiangyu (Vice President)	Independent Non-executive Directors
Tang Song
Chen Haifeng
Yang Jun
Zhou Ying
Huang Jiangdong

There are 4 Board committees. The table below sets out the Board committees on which each Board member serves.

Director \ Board Committee	Audit and Compliance Committee	Remuneration and Appraisal Committee	Nomination Committee	Strategy and ESG Committee
Wan Tao			M	C
Guan Zemin				VC
Du Jun				M
Huang Xiangyu				M
Xie Zhenglin				M
Qin Zhaohui
Tang Song	C	M
Chen Haifeng	M		M
Yang Jun		C	C
Zhou Ying		M		M
Huang Jiangdong	M

Notes:

C Chairman of the relevant Board committee

VC Vice Chairman of the relevant Board committee

M Member of the relevant Board committee

Shanghai, the PRC, 28 June 2023